CARDERO RESOURCE CORP.

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

INFORMATION CIRCULAR

(Containing information as at March 15, 2004 unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of CARDERO RESOURCE CORP. (the “Company”) for use at the Annual General Meeting of Members of the Company (and any adjournment thereof) (the “Meeting”) to be held on Wednesday, April 14, 2004 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost.  All costs of solicitation by management will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are directors and officers of the Company.  A MEMBER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  A proxy will not be valid unless the completed form of proxy is received by PACIFIC CORPORATE TRUST COMPANY, of 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.

A Member who has given a proxy may revoke it by an instrument in writing executed by the Member or by his attorney authorized in writing or, where the Member is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company at Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49122, Vancouver, British Columbia, V7X 1J1, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL, ON A POLL, BE VOTED IN ACCORDANCE WITH THE CHOICE INDICATED BY THE MEMBER ON THE PROXY FORM.  SUCH SHARES WILL, ON A POLL, BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED, OR FOR WHICH BOTH CHOICES HAVE BEEN SPECIFIED, BY THE MEMBER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:	100,000,000 Common shares without par value
Issued and Outstanding:	33,000,409 (1) Common shares without par value

(1)

As at March 15, 2004

Only Members at the close of business on March 15, 2004 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.  As used herein, the term “Member” refers only to registered holders of common shares of the Company.

On a show of hands, every individual who is present as a Member, or as a representative of one or more corporate Members, will have one vote (no matter how many shares such Member holds).  On a poll, every Member present in person or represented by a proxy and every person who is a representative of a corporate Member will have one vote for each common share registered in such Member’s name on the list of Members as at the Record Date, which is available for inspection during normal business hours at PACIFIC CORPORATE TRUST COMPANY and will be available at the Meeting.  Members represented by proxyholders are not entitled to vote on a show of hands.

To the knowledge of the directors and senior officers of the Company, the following are the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Name and Municipality of Residence	No. of Shares	Percentage
Ascot Resources Ltd.(1) Vancouver, B.C.	5,821,333	17.6%

(1)

Ascot Resources Ltd. (“Ascot”) is a British Columbia public company whose common shares are listed and posted for trading on the TSX Venture Exchange.  Mr. Ken Carter, a director and the Chief Financial Officer of the Company, is a director and shareholder of Ascot.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only Members (registered shareholders) or duly appointed proxyholders are permitted to vote at the Meeting.  Shareholders who do not hold their shares in their own name (such shareholders being referred to herein as “Beneficial Shareholders”) are advised that only proxies from Members can be recognized and voted at the Meeting.  If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in such shareholder’s name on the records of the Company.  Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of “CDS & Co.” (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).  Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting shares for their clients.  The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Management Proxy Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders.  Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to Members.  However, its purpose is limited to instructing the Member how to vote on behalf of the Beneficial Shareholder.  Should a Beneficial Shareholder receiving such a form wish to vote at the Meeting, the Beneficial Shareholder should strike out the names of the Management Proxyholders named in the form and insert the Beneficial Shareholder’s name in the blank space provided and return the proxy form to the intermediary/broker.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services (“ADP”).  ADP typically either applies a special sticker to the proxy forms or provides its own form of proxy instruction solicitation form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP or, in certain cases, to vote via e-mail.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting by proxies for which ADP has solicited voting instructions.   A Beneficial Shareholder receiving either a proxy with an ADP sticker on it or an ADP voting instruction solicitation form cannot use that proxy or ADP form to vote that Beneficial Shareholder’s common shares directly at the Meeting - the proxy or ADP voting instruction solicitation form must be returned to ADP (or, where possible, such instructions may be returned via e-mail) well in advance of the Meeting in order to have those common shares voted.

ELECTION OF DIRECTORS

At the 2003 Annual General Meeting, the number of directors of the Company was fixed at five and five directors were elected.  The term of office of each of the present directors expires at the Meeting. Mr. Toffan has indicated that, due to other commitments, he does not wish to stand for re-election as a director at the Meeting. Accordingly, it is proposed to reduce the number of directors for 2004/05 to four and to elect four directors for the ensuing year. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees as directors.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or the provisions of the Company Act (British Columbia) (the “Company Act”).

Pursuant to Section 111 of the Company Act, advance notice of the Meeting was published in The Province newspaper on February 17, 2004 and was sent via SEDAR transmission to the Executive Director for the British Columbia Securities Commission, to the Alberta Securities Commission and to the TSX Venture Exchange (“TSXV”) on March 3, 2004.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Country of Residence (1)	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years (1)	Previous Service as a Director	Number of Shares (2)
VAN ALPHEN, Hendrick(3) Director and President Canada	President of the Company.	Since April 19, 1999	1,120,750
TALBOT, Lawrence W.E.(3) Director Canada	Barrister & Solicitor, Partner, Gowling Lafleur Henderson LLP since April 1, 2000; previously, Partner, Montpellier McKeen Varabioff Talbot & Guiffre (law firm) since July 1, 1996.	Since April 17, 2003	Nil
HARRIS, Leonard(3) Director U.S.A.	Independent consultant to the mining industry.	Since February 25, 2000	50,000
CARTER, Kenneth M. Director Canada	Professional geoscientist; President and Director, Leicester Diamond Mines Ltd., Director, Ascot Resources Ltd. and Hyder Gold Inc.	Since April 10, 2000	Nil(4)

NOTES:

(1)

The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)

The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)

Denotes member of Audit Committee.

(4)

Mr. Carter is a director of Ascot, which holds 5,821,333 common shares, representing 17.6% of the issued common shares of the Company.

The Company does not have an executive committee at present.

STATEMENT OF EXECUTIVE COMPENSATION

The Company is required to disclose the compensation of each of its Named Executive Officers for each of the Company’s three most recently completed fiscal years.

“Named Executive Officers” means the Chief Executive Officer (“CEO”) of the Company, regardless of the amount of compensation of that individual, and each of the Company’s four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $100,000 or more.  In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was $100,000 whether or not they are an executive officer at the end of the fiscal year.

During the fiscal year ended October 31, 2003, the Company had one Named Executive Officer, Henk Van Alphen, the President and Chief Executive Officer of the Company.  The following table sets forth the compensation awarded, paid to or earned by the Company’s Named Executive Officer during the financial years ended October 31, 2003, 2002 and 2001:

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Henk Van Alphen	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	600,000/0 200,000/0 300,000/0	Nil Nil Nil	Nil Nil Nil	$129,000(2) $70,000(2) $10,000(2)

(1)

Fiscal years ended August 31st, 2003, 2002 and 2001.

(2)

Consulting fees paid to Mr. Van Alphen pursuant to a consulting agreement.  See “Interest of Insiders in Material Transactions”.

Long-Term Incentive Plan Awards

Long term incentive plan awards (“LTIP”) means “any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company’s shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units”.  The Company has not granted any LTIP’s during the past fiscal year.

Stock Appreciation Rights

Stock appreciation rights (“SAR’s”) means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company’s shares.  No SAR’s were granted to or exercised by the Named Executive Officer or directors during the fiscal year ended October 31, 2003.

Option Grants in Last Fiscal Year

Stock options were granted during the fiscal year ended October 31, 2003 to the Named Executive Officer as follows:

Name	Securities Under Options/SARs Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)(1)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security(2))	Expiration Date
Henk Van Alphen	175,000 325,000 100,000	21.3%	$1.48 $1.83 $1.90	$1.48/N/A $1.83/N/A $1.90/N/A	Nov. 29, 2004 May 13, 2004 Oct. 24, 2005

(1)

The exercise price of the stock options is set by the directors in their discretion, provided that such price may not be less than the closing price of the common shares of the Company on the TSXV for the trading day immediately preceding the date of grant, less the maximum discount permitted under TSXV policies.  The exercise price may only be adjusted in the event that certain specified events cause dilution of the Company’s share capital or with the consent of the TSXV in accordance with applicable TSXV policies.

(2)

The market value of the common shares of the Company on the date of grant is the price at which the Company’s shares closed for trading on November 29, 2002, May 13, 2003 and October 23, 2003.  Free standing SARs have not been granted.

Option Repricings

No stock options held by the Named Executive Officer were repriced during the fiscal year ended October 31, 2003.

Aggregated Options Exercises in Last Fiscal Year and
Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options during the fiscal year ended October 31, 2003 by the Named Executive Officer and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable/ Unexercisable
Henk Van Alphen	200,000	$148,000(1)	600,000/Nil	$306,250/Nil(2)

(1)

The aggregate value realized is based on the closing price of the common shares of the Company on May 7, 2003 (the date of exercise) ($1.54) less the exercise price of the options.

(2)

The market value of the options to purchase common shares of the Company on October 31, 2003 (the fiscal year end of the Company) is based upon the closing price of the common shares of the Company on October 31, 2003 ($2.25) less the exercise price of the options.

Subsequent to the fiscal year ended October 31, 2003, the Named Executive Officer has been granted incentive stock options to acquire up to 50,000 common shares until January 27, 2006, at an exercise price of $2.35 per share.

Pension Plans

The Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officer in the Company’s most recently completed financial year or current financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control.

Compensation of Directors Who Are Not Named Executive Officers

The following table sets forth stock options granted by the Company to directors who are not Named Executive Officers of the Company during the fiscal year ended October 31, 2003:

Name	Securities Under Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)(1)	Market Value of Securities Underlying Options on Date of Grant ($/Security)12)	Expiration Date
Directors who are not Named Executive Officers (Four)	450,000	14.75%	75,000 - $1.48 325,000-$1.83	$1.48/N/A $1.83/N/A	Nov 29/04 May 13/04

(1)

The exercise price of the stock options is set by the directors in their discretion, provided that such price may not be less than the closing price of the common shares of the Company on the TSXV for the trading day immediately preceding the date of grant, less the maximum discount permitted under TSXV policies.  The exercise price may only be adjusted in the event that certain specified events cause dilution of the Company’s share capital or with the consent of the TSXV in accordance with applicable TSXV policies.

(2)

The market value of the common shares of the Company on the date of grant is the price at which the Company’s shares closed for trading on November 29, 2002 and May 13, 2003.  Free standing SARs have not been granted.

Subsequent to the fiscal year ended October 31, 2003, directors who are not Named Executive Officers have been granted incentive stock options to acquire up to 150,000 common shares until January 27, 2006, at an exercise price of $2.35 per share.

Option Repricings

No stock options held by a director who is not a Named Executive Officer were repriced during the fiscal year ended October 31, 2003.

Aggregated Option Exercises in Last Fiscal Year and
Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options during the fiscal year ended October 31, 2003 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options (shown on an aggregated basis):

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable/ Unexercisable
Directors who are not Named Executive Officers (Four)	150,000	$171,000(1)	400,000/Nil	$194,250/Nil(2)

(1)

The aggregate value realized is based on the closing price of the common shares of the Company on December 20, 2002 ($1.49), January 2, 2003 ($2.02), April 4, 2003 ($1.50), May 12, 2003 ($1.85) and May 21, 2003 ($1.73) (the dates and prices of exercise) less the exercise price of the options.

(2)

The market value of the options to purchase common shares of the Company on October 31, 2003 (the fiscal year end of the Company) is based upon the closing price of the common shares of the Company on October 31, 2003 ($2.25) less the exercise price of the options.

During the most recently completed financial year, the directors who are not Named Executive Officers did not receive any other compensation from the Company.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

A any time during the Company’s last completed financial year, no director, executive officer or senior officer of the Company, proposed management nominee for election as a director of the Company or any associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company  or any of its subsidiaries.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor any associate or affiliate of any of the foregoing persons had, since November 1, 2003 (being the commencement of the Company’s last completed financial year), any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries, except:

1.

Pursuant to an agreement made February 1, 2002 between the Company and Hendrik Van Alphen to act as its President and Chief Executive Officer for a fee of $6,000 per month.  This fee was subsequently increased to $8,000 per month on December 1, 2002.  The agreement is for an indefinite term, but is terminable by either the Company or Mr. Van Alphen on thirty days’ written notice.  During the fiscal year ended October 31, 2003, the Company paid Mr. Van Alphen $129,000 pursuant to such agreement (2002 – $70,000).

2.

During the fiscal year ended October 31, 2003, the Company paid $79,845 for legal services to a law firm, a partner of which is a director of the Company.

MANAGEMENT CONTRACTS

The management functions of the Company are substantially performed by the directors and officers of the Company and not to any substantial degree by any other person with whom the Company has contracted.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this or previous Information Circulars, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the approval of the Company’s stock option plan.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Smythe Ratcliffe, Chartered Accountants, as auditors of the Company and to authorize the directors to fix their remuneration.  Smythe Ratcliffe, C.A. were first appointed auditors of the Company on October 7, 2002.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of Stock Option Plan

Pursuant to Policy 4.4 of the TSXV, implemented during August 2002, all TSXV listed companies are required to adopt a stock option plan prior to granting incentive stock options.  The directors of the Company adopted a “rolling” stock option plan reserving a maximum of 10% of the issued common shares of the Company at the time of the stock option grant (the “Plan”). The Plan was accepted for filing by the TSXV on November 28, 2002 and was approved by the Members of the Company on April 17, 2003.  On September 17, 2003, the Company amended the Plan to conform with amendments made by the TSXV to its stock option policy and these amendments were approved by the TSXV on October 22, 2003.  As a “rolling” stock option plan, the Plan is required to be re-approved by the Members each year at the Company’s Annual General Meeting.

The TSXV’s Policy 4.4 and the terms of the 2002 Plan authorize the Board of Directors to grant stock options to optionees on the following terms:

1.

The aggregate number of shares which may be issued pursuant to options granted under the Plan, unless otherwise approved by shareholders, may not exceed that number which is equal to 10% of the shares of the Company issued and outstanding at the time of the grant.

2.

The number of shares subject to each option will be determined by the Board of Directors, provided that the aggregate number of shares reserved for issuance pursuant to options granted to:

(a)

Insiders during any 12 month period may not exceed 10% of the issued shares of the Company;

(b)

any one individual during any 12 month period may not exceed 5% of the issued shares of the Company (unless the Company is a Tier 1 Issuer and disinterested shareholder approval has been obtained);

(c)

any one Consultant during any 12 month period may not exceed 2% of the issued shares of the Company;

(d)

all Persons employed to provide investor relations activities (as a group) may not exceed 2% of the issued shares of the Company during any 12 month period;

in each case calculated as at the date of grant of the option, including all other shares under option to such Person at that time.

3.

The exercise price of an option may not be set at less than the minimum price permitted by the TSXV (currently the closing price of the Company’s common shares on the TSXV on the day prior to an option grant less the maximum discount permitted by the TSXV).

4.

Options may be exercisable for a period of up to five years from the date of grant while the Company is listed on Tier 2 of the TSXV.  Options may be granted with an exercise period of up to 10 years if the Company becomes listed on Tier 1 of the TSXV.

5.

The options are non-assignable and non-transferable.  The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the 2002 Plan or within a period of not more than 90 days after ceasing to be an eligible optionee (30 days in the case of a Person engaged in investor relations activities) or, if the optionee dies, within one year from the date of the optionee’s death.

6.

Options granted to consultants engaged to perform investor relations activities must be subject to a vesting requirement, whereby such options will vest over a period of not less than 12 months, with a maximum of 25% vesting in any 3 month period.

7.

On the occurrence of a takeover bid, issuer bid or going private transaction, the Board of Directors will have the right to accelerate the date on which any option becomes exercisable.

A copy of the Plan may be inspected at the registered office of the Company, Suite 2300, 1055 Dunsmuir Street, Vancouver, B.C., V7X 1J1 during normal business hours and at the Meeting.  In addition, a copy of the plan will be mailed, free of charge, to any holder of common shares who requests a copy, in writing, from the Secretary of the Company.  Any such requests should be mailed to the Company, at its registered office, to the attention of the Secretary.

There are currently 3,050,000 options outstanding under the Plan, and an additional 220,541 options may be granted (based on the current issued capital of 32,705,409 common shares).  Notice of options granted under the Plan must be given to the TSXV on a monthly basis.  Any amendments to the Plan must also be approved by the TSXV and, if necessary, by the shareholders of the Company prior to becoming effective.  Existing incentive stock options are not affected by the vote at the Meeting with respect to the Plan.

Accordingly, Members will be asked to pass an ordinary resolution, in substantially the following form, to re-approve the Plan:

“RESOLVED, as an ordinary resolution, that the Company’s Stock Option Plan, as described in the Company’s Information Circular dated March 15, 2004, and the grant of options thereunder in accordance therewith, be approved.”

OTHER BUSINESS

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting.  Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgement of the persons voting by proxy.

BOARD APPROVAL OF CIRCULAR

This Information Circular contains information as at March 15, 2004, except where another date is specified.  The contents of this Information Circular have been approved and its mailing authorized by the Board of Directors of the Company by a resolution passed in February 2004.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement misleading in the light of the circumstances in which it was made:

DATED:

March 15, 2004

“Henk Van Alphen” (signed)	“Ken M. Carter” (signed)
Henk Van Alphen, President and Chief Executive Officer	Ken M. Carter, Chief Financial Officer